Filed by TAL International Group, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: TAL International Group, Inc.
Commission File No. 001-32638
Date: February 17, 2016

To all colleagues:

We hope the new year is off to a good start for you after a busy and challenging 2015. Of course, 2016 will be a busy and challenging year as well, but it also will be eventful and exciting as we bring our companies together to form the largest and most capable container leasing company in the world.

We are making good progress with our merger project. Since we announced the merger in November, we have been focused on three main tasks:

•	Developing a plan for integrating our two companies into one best-in-class business,

•	Receiving anti-trust approvals for the merger, and

•	Preparing the S-4 registration statement.

The following summarizes what has been accomplished to date:

Business Integration

We and our broader integration planning teams have been working since the announcement to develop a plan that will allow us to quickly bring the two companies together after the transaction closes. As importantly, we are also highly focused on making sure the integration process is seamless to our customers, lenders and other key partners. We have many projects underway, but this update will focus on our progress with organizational planning and building out the senior commercial leadership team for the new organization.

The first thing we discussed as part of our organizational planning was what we are trying to accomplish with the new organization. We determined that the organizational design for the new company should:

•	Embody the best attributes of each organization. This will involve blending simplicity, speed, cost leadership, precision and market creativity.

•	Preserve the key commercial strengths and customer relationships of each company.

•
Include a mix of original TAL and original Triton staff at all levels of the new organization to make sure the combined company preserves the historical knowledge and benefits from the best practices of both companies.

•	Provide expanded opportunities and responsibilities for our highly talented front line staffs.

While the above principles aided our efforts to identify what we currently believe will be the most effective senior commercial management team for the combined company, given the strong leaders and deep talent pool at both companies we are faced with many difficult choices. It is important to note that the decisions reached throughout this process do not diminish the huge historical contributions from the senior leaders of Triton and TAL who are not currently being considered for the post-integration senior leadership positions referred to below.

Please also note that the selection of a business leader for one part of the combined company’s commercial operation does not mean that the rest of the staff in that area will be primarily made up of individuals from such leader’s company. One of our key principles is ensuring a strong mix of staff in all parts of the new organization.

While many more critical roles need to be identified (including the leadership positions for all major support functions), we have identified the following people to take major commercial leadership positions within the new company.

Individual	Primary Area(s) of Focus
John O’Callaghan	Global field sales and operations
Kevin Valentine	Global re-sale, chassis and tanks
Willem Put	Global re-sale team
Bernd Schackier	Europe and NA/SA field sales and operations
Filip De Bruin	Europe sales and operations; reporting oversight for specials and new products
Kenny Wan	North Asia field sales and operations
Jeanie Tan	Southeast Asia and Australasia field sales and operations
Hiroshi Asai	Japan field sales and operations
Peter Church	Reefer container product management
Hessel Nederveen	Reefer container product management team
Glen Regier	Dry Van container product management
Serkan Badoglu	Pricing
Greg Stackhouse	Procurement
Brian Darnowski	Global operations

This expanded group of commercial and operational leaders has met with our Executive Team to help us develop detailed staffing and business process plans for the combined organization. Ideally, we will be able to provide a more complete picture of the combined commercial and operational side of the organization within the next month.

We would also like to identify the leaders for the new company’s support functions and develop an IT integration plan within the next month or so as well.

It is important to note that our integration planning is contingent upon the closing of the transaction and prior to that time we expect each of our companies will maintain their current leadership structures with their respective leaders continuing to maintain their current responsibilities and duties. We appreciate that change of this magnitude creates uncertainty. Therefore, we are committed to clarifying all aspects of the expected integration process as quickly as possible.

Anti-Trust Approvals

Prior to announcing the merger transaction, Triton’s and TAL’s outside legal counsels conducted a study of the merger to determine in which jurisdictions we would need to file for anti-trust approval. We filed for approval in the United States, Germany and South Korea. We are very pleased to announce that as of January 5th we have received approval from all three.

S-4 Registration Statement

The merger agreement must be approved by a majority of TAL’s shareholders at a special shareholder meeting, and we need to provide TAL’s shareholders with an official S-4 registration statement prior to calling the meeting.

The S-4 registration statement includes information on Triton’s and TAL’s historical financial performance, a summary of the merger agreements, a pro forma financial summary of the combined company and many other details. Preparing this document required a huge effort from the accounting and legal teams of both companies. We filed the first draft of this statement with the U.S. Securities and Exchange Commission (“SEC”) on Christmas Eve. Thank you to everyone that worked long hours getting us to this stage!

Once effective, the S-4 will be provided to TAL’s shareholders in solicitation of their approval of the merger.

While there is still a tremendous amount of work ahead of us, and many difficult choices to make, we are pleased with the progress made to date and are extremely excited about what we can accomplish by bringing our two outstanding companies together. Market conditions remain very difficult, but the exceptional capabilities and improved cost efficiency of the combined company will uniquely position us to make the most of the current environment and maximize the benefits of an eventual recovery.

We sincerely appreciate your continued hard work, professionalism and dedication though this process.

Sincerely,

Brian Sondey    Simon Vernon

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton and TAL International, the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Triton International Limited (“Holdco”) common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, Holdco has filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Holdco and also includes a preliminary proxy statement of TAL International. The SEC has not yet declared the registration statement effective. After it is declared effective, TAL International will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL International and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.